UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-40301

Infobird Co., Ltd

(Translation of registrant’s name into English)

Room 12A06, Block A, Boya International Center, Building 2, No. 1 Courtyard, Lize Zhongyi Road
Chaoyang District, Beijing, China 100102

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

EXPLANATORY NOTE

This report on Form 6-K, including Exhibit 99.1 hereto, is hereby incorporated by reference into the registrant’s Registration Statement on Form F-3, as amended, initially filed with the U.S. Securities and Exchange Commission on December 23, 2022 (Registration No. 333-268993), and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 12, 2023, Infobird Co., Ltd (the “Company”) held an Extraordinary General Meeting of Shareholders (the “Meeting”) for discussion and approval of a series of proposals. A quorum was present at the Meeting as required by the Third Amended and Restated Memorandum and Articles of Association of the Company. Specifically, the shareholders have approved:

1.	that every 5 ordinary shares of a par value of US$0.005 each (the “Ordinary Shares”) in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Ordinary Share of a par value of US$0.025 each with effect from May 15, 2023 (the “Share Consolidation”); such that immediately following the Share Consolidation, the authorized share capital of the Company will be US$25,000,000 divided into 1,000,000,000 shares of par value of US$0.025 each, all of which are designated as Ordinary Shares; and

2.	the Fourth Amended and Restated Memorandum and Articles of Association in the form attached as Annex B to the proxy statement for the Meeting furnished on the Company’s Form 6-K dated April 28, 2023 be adopted with effect from May 15, 2023 to reflect the above Share Consolidation.

Pursuant to the foregoing, the Company will effect the Share Consolidation.

A copy of the Fourth Amended and Restated Memorandum and Articles of Association is attached to this report on Form 6-K as Exhibit 99.1.

Exhibit No.	Description
99.1	Fourth Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2023

INFOBIRD CO., LTD

By:	/s/ Yiting Song
Name: Yiting Song
Title: Director and Chief Financial Officer